FOR IMMEDIATE RELEASE	TSX: WPM
July 5, 2017	NYSE: WPM

WHEATON PRECIOUS METALS TO RELEASE 2017 SECOND QUARTER
RESULTS ON AUGUST 10, 2017

Vancouver, British Columbia – Wheaton Precious Metals Corp. (TSX:WPM) (NYSE:WPM) will release 2017 second quarter results on Thursday, August 10, 2017, after market close.

A conference call will be held Friday, August 11, 2017, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US: 1-888-231-8191
Dial from outside Canada or the US: 1-647-427-7450
Pass code:                50693115
Live audio webcast:        www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 18, 2017 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US: 1-855-859-2056
Dial from outside Canada or the US: 1-416-849-0833
Pass code:                50693115
Archived audio webcast:      www.wheatonpm.com

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com